UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CONCEPTUS, INC.

(Name of Subject Company (Issuer))

EVELYN ACQUISITION COMPANY

(Offeror)

a wholly-owned subsidiary of

BAYER HEALTHCARE LLC

(Other Person)

an indirect wholly-owned subsidiary of

BAYER AKTIENGESELLSCHAFT

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.003 PER SHARE

(Title of Class of Securities)

206016107

(CUSIP Number of Class of Securities)

Dr. Jan Heinemann

Bayer Aktiengesellschaft

BAG-LPC-MA

Kaiser-Wilhelm-Allee, Q26

51368 Leverkusen

Germany

(+49) 214 30-1

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew G. Hurd

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,208,785,511	$164,878

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $31.00, the tender offer price per share by (b) the sum of (i) 32,742,891, the number of issued and outstanding shares of Conceptus, Inc. common stock, (ii) 895,602, the number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. pursuant to the exercise of outstanding stock options under Conceptus, Inc.’s stock option plans, (iii) 1,492,033, the net number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. pursuant to the exercise of outstanding Conceptus, Inc. stock appreciation rights, (iv) 35,000, the number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. upon settlement of purchase rights under the Conceptus, Inc. employee stock purchase plan, (v) 729,319, the number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. pursuant to the settlement of Conceptus, Inc. restricted stock units and (vi) 3,098,236, the number of shares of Conceptus, Inc. common stock issuable by Conceptus, Inc. upon conversion of Conceptus’ outstanding convertible senior notes due 2031.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) relates to the offer by Evelyn Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bayer HealthCare LLC, a Delaware limited liability company (“Parent”), and an indirect wholly-owned subsidiary of Bayer Aktiengesellschaft (“Bayer AG”), to purchase all of the outstanding shares of common stock, par value $0.003 per share (the “Shares”), of Conceptus, Inc., a Delaware corporation (“Conceptus”), at a price of $31.00 per Share, payable net to the seller in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, and the related Letter of Transmittal is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO. The exhibits identified in Item 12 and attached hereto are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Capitalized terms used and not otherwise defined in this Schedule TO shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name and address of the subject company and the issuer of the securities to which this Schedule TO relates is Conceptus, Inc., a Delaware corporation with its principal office located at 331 East Evelyn, Mountain View, California, 940041. Conceptus’ telephone number at such corporate headquarters is (650) 962-4000.

(b) This Schedule TO relates to the outstanding shares of Conceptus’ common stock, par value $0.003 per share. According to Conceptus, as of April 28, 2013, there were 32,742,891 Shares outstanding.

(c) The information concerning the principal market in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a),(b),(c) This Schedule TO is filed by Purchaser, Parent and Bayer AG. The name and business address of Purchaser is Evelyn Acquisition Company, c/o Bayer HealthCare LLC, 555 White Plains Road, Tarrytown, New York 10591. Purchaser’s business telephone number is (914) 366-1800. The name and business address of Parent is Bayer HealthCare LLC, 555 White Plains Road, Tarrytown, New York 10591. Parent’s business telephone number is (914) 366-1800. The name and business address of Bayer AG is Bayer Aktiengesellschaft, D-51368 Leverkusen, Germany. Bayer AG’s business telephone number is (+49) 214 30-1. The information regarding Bayer AG, Parent and Purchaser set forth in Section 9—“Certain Information Concerning Bayer AG, Parent and Purchaser” and Schedule A—“Directors and Executive Officers of Purchaser and Parent; Members of the Supervisory Board and the Board of Management of Bayer AG” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” and Section 8—“Certain Information Concerning Conceptus”, Section 9—“Certain Information Concerning Bayer AG, Parent and Purchaser”, Section 10—“Background of the Offer and Merger; Past Contacts or Negotiations between Bayer AG, Parent, Purchaser and Conceptus” and Section 11 “Purpose of the Offer and Plans for Conceptus; Summary of the Merger Agreement” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” and Section 6—“Price Range of Shares; Dividends”, Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulation”, Section 11—“Purpose of the Offer and Plans for Conceptus; Summary of the Merger Agreement” and Section 14—“Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

(d) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(b) The information set forth in Section 9—“Certain Information Concerning Bayer AG, Parent and Purchaser”, Section 11—“Purpose of the Offer and Plans for Conceptus; Summary of the Merger Agreement” and Schedule A—“Directors and Executive Officers of Purchaser and Parent; Members of the Supervisory Board and the Board of Management of Bayer AG” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 10—“Background of the Offer and Merger; Past Contacts or Negotiations between Bayer AG, Parent, Purchaser and Conceptus” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a) the consideration offered consists solely of cash;

(b) the Offer is not subject to any financing condition; and

(d) the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and in Section 10—“Background of the Offer and Merger; Past Contacts or Negotiations between Bayer AG, Parent, Purchaser and Conceptus”, Section 11—“Purpose of the Offer and Plans for Conceptus; Summary of the Merger

Agreement” and Schedule A—“Directors and Executive Officers of Purchaser and Parent; Members of the Supervisory Board and the Board of Management of Bayer AG” of the Offer to Purchase is incorporated herein by reference.

(a)(2–3, 5) The information set forth in Section 15—“Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated May 7, 2013.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published on May 7, 2013 in the New York Times.

(a)(5)(A)	Press Release of Bayer AG dated April 29, 2013 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser, Parent and Bayer AG with the Securities and Exchange Commission on April 29, 2013).

(a)(5)(B)	Press Release of Bayer AG dated May 7, 2013.

(a)(5)(C)	German Translation of Press Release of Bayer AG dated May 7, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of April 28, 2013, by and among Parent, Purchaser and Conceptus (incorporated herein by reference to Exhibit 2.1 to the first Current Report on Form 8-K filed by Conceptus with the Securities and Exchange Commission on April 29, 2013).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2013

EVELYN ACQUISITION COMPANY

By:	/s/ MICHAEL MCDONALD
Name:	Michael McDonald
Title:	Secretary

BAYER HEALTHCARE LLC

By:	/s/ DANIEL APEL
Name:	Daniel Apel
Title:	President and Chief Executive Officer

BAYER AKTIENGESELLSCHAFT

By:	/s/ ppa. JAN HEINEMANN
Name:	Jan Heinemann
Title:	BAG-LPC-MA

By:	/s/ ppa. STEPHAN SEMRAU
Name:	Stephan Semrau
Title:	BAG-LPC-CCPL